

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 28, 2026

Gregory Monahan
Chief Executive Officer
Legato Merger Corp. III
777 Third Avenue, 37th Floor
New York, NY 10017

      **Re: Legato Merger Corp. III
Form 10-K for the Fiscal Year ended November 30, 2025
Filed February 10, 2026
File No. 001-41945**

Dear Gregory Monahan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Energy & Transportation

cc: Jeffrey Gallant